SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 3 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 6 hereof; and

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 31, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0755 (EUR 0.9298 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2016 and for the period from January 1, 2017 to January 30, 2017, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2016	1.1121	1.0560
December 2016	1.0758	1.0375
January 1, 2017 to January 30, 2017	1.0749	1.0416

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2016

The following information is primarily derived from KfW’s press release and related press conference of February 1, 2017 announcing selected preliminary results for the full year ended December 31, 2016. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2016 in early April 2017.

As of December 31, 2016, KfW’s consolidated total assets amounted to EUR 507.0 billion, an increase of 0.8% or EUR 4.0 billion, compared to EUR 503.0 billion as of December 31, 2015. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 3.9%, or EUR 22.8 billion, to EUR 610.0 billion as of December 31, 2016.

KfW expects its group operating result before valuation and promotional activity for 2016 to be in line with its positive financial performance for the first three quarters of 2016. The group’s operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses related to promotional activity.

KfW expects to post full-year consolidated results for 2016 that are in line with its positive financial performance for the first three quarters of 2016.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2016 as compared with the same period in 2015.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2016 (1)	2015	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	21,388	20,431	5
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	33,698	30,054	12
Export and project finance (KfW IPEX-Bank)	16,072	20,214	-20
Promotion of developing countries and emerging economies (2)	8,843	7,726	14
of which KfW Entwicklungsbank	7,290	6,662	9
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,553	1,064	46
Financial markets (2)	1,274	1,119	14

Total promotional business volume (3) (4)	81,002	79,314	2

(1)	Preliminary and unaudited.

(2)	With effect from June 30, 2016, the business sector “Promotion of developing and transition countries” has been renamed “Promotion of developing countries and emerging economies” and the business sector “Capital markets” has been renamed “Financial markets.” There were no changes in the organizational or product structures.

(3)	Total promotional business volume for the full year ended December 31, 2016 has been adjusted for commitments of EUR 273 million, compared to EUR 229 million for the corresponding period in 2015, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the program Bafög government loan) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the program BaföG government loan, commitments represent the actual volume of funds disbursed in the relevant period.

In 2016, KfW’s total promotional business volume increased to EUR 81.0 billion from EUR 79.3 billion in 2015. This increase was primarily driven by increases in commitments in KfW’s domestic promotional business sectors, Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute, as well as increased commitments in the business sector Promotion of developing countries and emerging economies, whereas commitments in KfW’s Export and project finance business sector decreased quite significantly.

Commitments in the Mittelstandsbank business sector increased to EUR 21.4 billion in 2016 from EUR 20.4 billion in 2015. This increase was mainly attributable to increased commitments under KfW’s environmental investment programs, particularly under the Energy Efficiency Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 33.7 billion in 2016 from EUR 30.1 billion in 2015. This increase was primarily driven by an increase in commitments for Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs, particularly for energy-efficient construction and refurbishment measures, as well as global loans to refinance leasing contracts to SMEs.

Commitments in KfW’s Export and project finance business sector decreased significantly to EUR 16.1 billion in 2016 from EUR 20.2 billion in 2015. Following the year 2015, in which exceptionally large transactions led to an extraordinarily high new commitment volume, commitments in 2016 returned to a level in line with previous years’ commitments. The decrease in commitments occurred mainly in KfW IPEX-Bank’s maritime industry sector and its aviation and rail sector. The decrease was also due to the impact of competitive pressure and the challenging economic environment in some of KfW IPEX-Bank’s key markets, such as Russia, Turkey and Brazil.

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector increased to EUR 8.8 billion in 2016 from EUR 7.7 billion in 2015. This development was attributable to higher commitments in KfW Entwicklungsbank and significantly higher commitments in DEG. Commitments of DEG declined significantly in 2015 due to challenging situations in DEG’s markets of operation, such as Turkey, Brazil or Nigeria, and in 2016 returned to a level in line with previous years’ commitments, despite persisting challenges in some of the markets.

Commitments under KfW’s Financial markets business sector increased to EUR 1.3 billion in 2016 from EUR 1.1 billion in 2015, mainly due to increased investments by KfW in its ABS and ABCP portfolio.

Sources of Funds

The volume of funding raised in the capital markets in 2016 totaled EUR 72.8 billion, of which 47% was raised in U.S. dollars, 36% in euro and the remainder in thirteen other currencies.

KfW has announced that it expects its volume of long-term funding to be raised in the capital markets in 2017 to be approximately EUR 75 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2015	0.2	1.7
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.4	1.8
3rd quarter 2016	0.2	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.2% after price, seasonal and calendar adjustments in the third quarter of 2016 compared to the second quarter of 2016. When adjusted for price, seasonal and calendar variations, positive contributions were made mainly by domestic final consumption expenditure in the third quarter of 2016. Household final consumption expenditure and government final consumption expenditure increased by 0.4% and 1.0%, respectively, compared to the second quarter of 2016. Gross fixed capital formation stagnated. While gross fixed capital formation in construction increased by 0.3%, capital formation in machinery and equipment decreased by 0.6% in the third quarter compared to the second quarter of 2016. Foreign trade, too, had a downward effect on German economic growth during the quarter. Based on provisional calculations, imports of goods and services increased by 0.2% after price, seasonal and calendar adjustments compared with the second quarter of 2016, and exports decreased by 0.4%. The balance of exports and imports had a negative effect of 0.3 percentage points on GDP.

In a year-on-year comparison, the German economy’s growth decelerated slightly. GDP in the third quarter of 2016 increased by 1.7% in price- and calender-adjusted terms compared to the corresponding period in 2015, following an increase of 1.8% in the second quarter of 2016 and of 1.9% in the first quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2016, press release of November 24, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/11/PE16_413_811.html).

In 2016 as a whole, GDP increased by 1.9% compared to 2015 in price-adjusted terms, according to preliminary calculations of the German Federal Statistical Office. As in 2015 (1.7%) and 2014 (1.6%), the annual growth rate in 2016 was above the average of the last ten years (1.4%). In price- and calendar-adjusted terms, GDP increased by 1.8% in 2016, which represented a slightly lower increase than in price-adjusted terms because 2016 had one more working day than 2015.

One of the most significant factors behind German economic growth in 2016 was final consumption expenditure of households and of government, which increased, in price-adjusted terms, by 2.0% and 4.2%, respectively, compared to 2015. In addition, gross fixed capital formation in machinery and equipment increased by 1.7% and gross fixed capital formation in construction increased by 3.1% compared to 2015.

German exports of goods and services increased, in price-adjusted terms, by 2.5% in 2016 compared to 2015, while imports increased more strongly by 3.4%. The balance of exports and imports in price-adjusted terms thus had a small negative impact of -0.1 percentage points on GDP growth in 2016.

Source: Statistisches Bundesamt, German economy continues to grow in 2016, press release of January 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_010_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7

On an annual average, consumer prices in Germany increased by 0.5% in 2016 compared to 2015. The year-on-year rate of price increase was thus slightly above the previous year’s level (2015: +0.3%). The low year-on-year rate of price increase in 2016 was largely due to the decline in energy prices, which decreased by 5.4% compared to 2015. Compared to 2015, food prices increased by 0.8% in 2016. Over the same period, prices for total goods decreased by 0.4% while prices for services increased by 1.3%.

In December 2016, consumer prices in Germany increased by 1.7% compared to December 2015. From January to November 2016, the monthly inflation rates remained below 1%. Energy prices had a considerable effect on the inflation rate in December 2016. Energy prices increased by 2.5% in December 2016 compared to December 2015, whereas in the first eleven months of 2016 only price decreases had been recorded in comparison to the corresponding month in 2015. Most notably, prices for heating oil and motor fuels increased by 21.9% and 6.0%, respectively, compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in December 2016 compared to December 2015 would have been 1.6%.

Food prices also increased notably by 2.5% in December 2016 compared to December 2015. Overall, the prices of goods increased by 1.8% in December 2016 compared to December 2015. Prices for services increased by 1.5% in December 2016 compared to December 2015, mainly due to a 1.5% increase in net rents exclusive of heating expenses.

Compared to November 2016, the consumer price index increased notably by 0.7% in December 2016. The month-on-month comparison shows higher prices related to seasonal effects, for example, for package holidays (+20.9%), air tickets (+2.0%) and railway fares (+2.0%). Also prices for goods increased in December 2016 compared to November 2016, for example, for energy (+2.3%) and food (+0.9%). There were only a few categories which experienced price decreases such as the product group clothing and footwear (-2.3%).

Source: Statistisches Bundesamt, Consumer prices in 2016: +0.5% on the previous year, press release of January 18, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_018_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.2
June 2016	4.2	4.2
July 2016	4.3	4.2
August 2016	4.1	4.1
September 2016	3.8	4.1
October 2016	4.0	4.0
November 2016	3.9	3.9
December 2016	3.5	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 238,000 persons, or 0.5%, from December 2015 to December 2016. Compared to November 2016, the number of employed persons in December 2016 increased by approximately 22,000, or 0.1%, after adjustment for seasonal fluctuations.

In December 2016, the number of unemployed persons decreased by approximately 359,000, or 18.9%, compared to December 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2016 decreased by 1.8% to 1.68 million compared to November 2016.

Sources: Statistisches Bundesamt, December 2016: employment up 0.5% on a year earlier, press release of January 31, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_037_132.html;jsessionid=C47934672B3C52E6A7BC73F8217376D3.cae1); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to November 2016	January to November 2015
Trade in goods, including supplementary trade items	254.6	241.6
Services	-29.1	-32.1
Primary income	52.6	52.5
Secondary income	-36.4	-35.1

Current account	241.8	227.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2016: +5.6% on November 2015, press release of January 9, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_006_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as security funds (together, the general government) recorded a net lending of EUR 19.2 billion in 2016. When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 0.6%.

Source: Statistisches Bundesamt, German economy continues to grow in 2016, press release of January 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_010_811.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ PETRA WEHLERT

Name: Petra Wehlert
Title: First Vice President

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: February 1, 2017